Filed Pursuant to Rule 424(b)(7)

Registration Statement No. 333-132469

333-132469-01

333-132469-02

Supplement No. 3

(To Prospectus dated March 16, 2006 and Prospectus Supplement dated April 11, 2007)

$2,000,000,000

Prudential Financial, Inc.

Floating Rate Convertible Senior Notes due December 12, 2036

This supplement updates and amends certain information contained in the prospectus dated March 16, 2006, as supplemented by the prospectus supplement dated April 11, 2007, relating to the offer and sale from time to time by certain selling securityholders of up to $2,000,000,000 aggregate principal amount of our Floating Rate Convertible Senior Notes due December 12, 2036, and any Common Stock issuable upon conversion of the notes. The terms of the notes are set forth in the prospectus dated March 16, 2006 and prospectus supplement dated April 11, 2007. This supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus dated March 16, 2006 and prospectus supplement dated April 11, 2007, including any amendments or further supplements thereto. This supplement is qualified by reference to the prospectus dated March 16, 2006 and prospectus supplement dated April 11, 2007 and any amendments or further supplements thereto, except to the extent that the information in this supplement supersedes the information contained in the prospectus dated March 16, 2006 or in the prospectus supplement dated April 11, 2007.

See “Risk Factors” beginning on page S-4 of the prospectus supplement dated April 11, 2007 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this supplement is October 15, 2007

The information in the table under the caption “Selling Securityholders” in the prospectus supplement dated April 11, 2007 is modified by adding the information below with respect to persons not previously listed in the prospectus supplement dated April 11, 2007 or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus supplement dated April 11, 2007 or any amendments or supplements thereto with the information that is set forth below.

SELLING SECURITYHOLDERS

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)		Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)
Aureo Gestioni SGRpA	4,550,000	4,550,000	75,823		43,663	0	32,160
BNP Paribas Arbitrage(3)	55,000,000	55,000,000	527,791		527,791	0	0
Brown Brothers Harriman (Global Account) (Shadow)(4) (5)	1,900,000	1,900,000	18,233		18,233	0	0
Chase Manhattan Bank – London(4) (5)	3,460,000	3,460,000	33,203		33,203	0	0
Chase Manhattan Bank – Luxembourg(4) (5)	60,000,000	60,000,000	575,772		575,772	0	0
Cowen and Company LLC(4)	260,000	260,000	2,495		2,495	0	0
Credit Suisse Securities (USA) LLC(4)	2,000,000	2,000,000	19,192		19,192	0	0
Credit Suisse Zurich(4) (5)	1,350,000	1,350,000	12,955		12,955	0	0
Highbridge Convertible Arbitrage Master Fund LP(6)	5,000,000	5,000,000	47,981		47,981	0	0
Highbridge International LLC(7)	5,000,000	5,000,000	47,981		47,981	0	0
JPMorgan Securities Limited(8)	30,000,000	30,000,000	287,886		287,886	0	0
Landesbank Hessen-Thueringen Girozentrale (Germany) (4) (5)	2,700,000	2,700,000	25,910		25,910	0	0
Nomura Bank (Luxembourg) SA(4) (5)	380,000	380,000	3,647		3,647	0	0
Nomura Trust & Banking Co. Ltd. (Shadow – Nomura JPY) (4) (5)	7,480,000	7,480,000	71,780		71,780	0	0
TQA Master Fund Ltd. (9)	12,960,000	8,130,000	124,367	(10)	78,017	0	46,350	(10)
UBS Securities LLC(4) (11)	43,015,000	22,958,000	412,781	(12)	220,310	0	192,471	(12)
West LB AG Düsseldorf(4) (5)	3,670,000	3,670,000	35,218		35,218	0	0

(1)	Assumes conversion of all of the holders’ notes at the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes. However, the maximum conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments.” As a result, the amount of Common Stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Assumes that all of the notes and/or all of the Common Stock into which the notes are convertible are sold.

(3)	This selling securityholder has identified itself as an affiliate of a broker-dealer.

(4)	This selling securityholder has identified itself as a broker-dealer.

(5)	The Bank of New York is the entity that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(6)	Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P. and has voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Master Fund, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Arbitrage Master Fund, L.P.

(7)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(8)	JP Morgan Chase International Holdings and JP Morgan Capital Financing Limited, both of which are wholly owned indirect subsidiaries of JP Morgan Chase & Co., are the entities that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(9)	Andrew Anderson, Paul Bucci, Robert Butman, and George Essen are the natural persons that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(10)	Consists of $4,830,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to the Prospectus Supplement, dated April 11, 2007, to the Prospectus dated March 16, 2006. The 46,350 shares of our Common Stock beneficially owned by TQA Master Fund, Ltd. were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.

(11)	John Dibacco, on behalf of UBS Securities LLC, which is a publicly held company, is the natural person that may exercise voting and dispositive power over this selling securityholder’s notes and the Common Stock issuable upon conversion of the notes.

(12)	Consists of $20,057,000 aggregate principal amount of the Floating Rate Convertible Senior Notes due December 12, 2036 registered pursuant to the Prospectus Supplement, dated April 11, 2007, to the Prospectus dated March 16, 2006. The 192,471 shares of our Common Stock beneficially owned by UBS Securities LLC were calculated based on the maximum initial conversion rate of 9.5962 shares per $1,000 principal amount of notes.